111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

February 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	National General Holdings Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 6, 2014

File No. 333-190454

Dear Mr. Riedler:

National General Holdings Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 4 (the “Amended Registration Statement”) to the Registration Statement on Form S-1 initially filed August 7, 2013.

On behalf of the Company, we are writing to respond supplementally to a comment raised in a telephone call with the Staff on January 28, 2014, as supplemented in a subsequent telephone call with the Staff on January 31, 2014. For your convenience, copies of the Amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 3 to the Company’s Registration Statement on Form S-1, as filed on January 31, 2014.

4. Please provide us with your analysis as to why goodwill from the acquisition should not be assigned to one or more reporting units in accordance with ASC 350-20-35-41. In this regard, explain if there are other reporting units that may be benefiting from the acquisition such that a portion of the goodwill should be assigned to that reporting unit, or if goodwill should be tested at another level in which the results of such reporting units would be combined.

Securities and Exchange Commission

February 6, 2014

Response: As mentioned in our previous responses, the Company receives economic benefit via the Luxembourg reinsurer (Lux Re) by entering into an intercompany reinsurance agreement. This reinsurance agreement is between our Bermuda subsidiary (Bermuda Re) and Lux Re.

Bermuda Re is also the parent company of Lux Re and is considered an operating segment. Bermuda Re under the reinsurance agreement cedes premiums, losses and commissions to Lux Re. However, at the Bermuda Re level all intercompany premiums, losses, commissions ceded to Lux Re are eliminated in consolidation. In accordance with U.S. GAAP, the only activity that does not get eliminated is the impairment charge (if any), operating expenses and the tax benefit recorded at the Lux Re reporting unit level as they are not a part of the intercompany reinsurance agreement. Bermuda Re reflects no other income or loss at the operating segment level as a result of its reinsurance agreement with Lux Re.

Bermuda Re also has another significant intercompany reinsurance agreement whereby it assumed 60% of the net retained insurance business (after cessions to outside third parties) written by the Company’s U.S. subsidiaries. This is the primary source of business and income for Bermuda Re. As the primary source of income at Bermuda Re level is generated by operations that are unrelated to Lux Re and the economic benefits received by Bermuda Re as a result of its reinsurance agreement with Lux Re are not material, the Company believes it is not appropriate to allocate any portion of goodwill related to Lux Re acquisition to the Bermuda Re operating segment. Also as mentioned in our previous response, the goodwill was generated in large part as a result of the Company acquiring Lux Re and assuming the equalization reserves and establishing deferred tax liabilities at Lux Re. Since Bermuda does not impose a corporate tax and all the tax benefit as a result of possible utilization of equalization reserves is achieved at the Lux Re level, the Company further believes that an allocation of goodwill to Bermuda Re is not appropriate.

Staff Accounting Bulletin: No. 99 – Materiality (SAB 99)

The Company has concluded that the impairment charge relating to Lux Re does not result in a material misstatement with respect to the Company’s 2012 financial statements taken as a whole based on the guidance contained in SAB 99.

SAB 99 requires an analysis of both quantitative and qualitative factors as a basis for a materiality judgment. With respect to qualitative factors which need to be considered in assessing an item’s materiality, SAB 99 identifies a list of factors to be considered in this regard. Recognizing that the identified factors are not exhaustive, the Company notes that none of the identified factors are present in the circumstances of the accounting for the transactions related to the Luxembourg operations. Furthermore, the Lux Re transactions, and specifically the goodwill impairment, had a minimal impact on key business ratios such as net operating expense ratio (non-GAAP) (0.8%) and stockholders’ equity (0.74%), and had no impact on net loss ratio or operating cash flows. These ratios are important to investors in assessing a company’s

Securities and Exchange Commission

February 6, 2014

performance, and the Company does not believe that there is a substantial likelihood that the impact of the Lux Re transactions would be viewed by investors as having significantly altered the total mix of information made available.

* * * * *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc: Jeffrey Weissmann, Esq.